INNOVA  PURE  WATER,  INC.
4951 Airport Parkway, Suite 500, Addison, Texas 75001

March 12, 2008

Mr. Ryan Rohn

US Securities and Exchange Commission

Via Fax No. 202-772-9369

Dear Mr. Rohn:

We offer the following in response to your letter of June 22, 2007:

Item 1.  DesertView Management Services.

We have previously discussed with you verbally and written correspondence our analysis of the significance tests in accordance with Item 310(c)(2) of Regulation S-B regarding the acquisition of DesertView Management Services on June 27, 2005.  Subsequent to these discussions, we concurred with your interpretation that the filing of audited financials in conjunction with the Form 8-K relating to the acquisition of DesertView was required, and consequently filed the required 8-K with audited financials on or about October 12, 2007.

Item 2.  Exhibits 31.1, 31.2, & 32, Form 10-QSB, September 30, 2005.

We have informed our attorneys, Heskett & Heskett, who file all of our forms for us, of the error in filing the noted exhibits as correspondence files instead of filing them as exhibits.  We will work with them to ensure that all future certifications are filed as exhibits.

Item 3.  Restatement of Financial Statements, Form 10-KSB, June 30, 2006.

We have revised the Form 10-KSB A#2 for June 30, 2006 to add an explanatory paragraph regarding the revisions in the statements of cash flows and the statements of operations to the audit opinion letter and to Note 14 to the financial statements, and included the restatement in the discussion of internal controls as requested.  We will file these additions today as our 10-KSB A#3, along with updated certifications.

We offer the following in response to the additional requests made in your letter of February 27, 2008:

Item 1.  Delinquent filings.

We have made an arrangement with Turner, Stone & Company to begin work on the audit for the period ending June 30, 2007, and to file the 10-KSB for the period then ended.  Subsequent to that, we will prepare and file the 10-QSB for the periods ended September 30, 2007 and December 31, 2007.  We will endeavor to accomplish the filings on the time schedule below:

June 30, 2007 Form 10-KSB

May 31, 2008

September 30, 2007 Form 10-QSB

June 15, 2008

December 31, 2007 Form 10-QSB

June 30, 2008

Item 2.  Disciplinary proceedings of auditors.

It is our understanding that Turner, Stone & Company, LLP has been and remains registered with the PCAOB to perform SEC audits.

Sincerely,

/s/ J.T. Thatch

J. T. Thatch

President and CEO